SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

Carlos García-Moreno
Chief Financial Officer
carlos.garciamoreno@amovil.com

Daniela Lecuona Torras
Investor Relations Office
daniela.lecuona@americamovil.com

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

AMÉRICA MÓVIL’S SECOND QUARTER OF 2011 FINANCIAL AND OPERATING REPORT

Mexico City, July 20, 2011 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the second quarter of 2011.

5M wireless net adds in 2Q	•

América Móvil added 5.1 million wireless subscribers and 1.4 million revenue generating units (RGUs) in the second quarter. We finished the period with 290 million accesses, 12.1% more than in the second quarter of 2010. This figure comprises 236 million wireless subscribers, 28.9 million landlines, 14.0 million broadband accesses and 11.6 million PayTV units.

1.3M net adds in Mexico	•

Mexico gained 1.3 million wireless subs, 22.2% more than a year ago. In Brazil we obtained 2.1 million new subscribers—59.0% more than a year ago—and in Colombia we added669 thousand subs, almostthree times asmany aswe gained in the same period of 2010.

55M RGUs	•	We ended June with 54.5 million RGUs in the Americas, 13.8% more than in the same period of last year. PayTV posted the fastest growth rate, 34% year-on-year.

Revenues +8% YoY	•

Revenues rose 7.8% over the year-earlier quarter to 160 billion pesos with service revenues expanding at roughly the same rate, 7.6%. Mobile revenues rose 9.4% helped along by mobile data revenues that increased 26.7% whereas fixed-line revenues increased 5.2% on the back of PayTV and broadband revenues.

2Q EBITDA margin at 38.8%	•

EBITDA of 62 billion pesos, was up 1.8% year-on-year, leading to an operating profit of 38.2 billion pesos, slightly lower than the one posted a year before. The EBITDA margin was off 2.3 percentage points from the year-earlier quarter to 38.8%.

Net profit +14% YoY	•

Comprehensive financing costs declined 42.3% year-on-year as net interest expenses remained flat and were partially offset by foreign exchange gains, contributing to a 14.1% increase in net profits. At 24.2 billion pesos, net profits were equivalent to 61 peso cents per share and 1.04 dollars per ADR.

0.87x Net Debt/ EBITDA	•

Our capital outlays comprised capital expenditures of 41 billion pesos and distributions to shareholders of nearly 32 billion pesos—of which share buybacks were 29.6 billion pesos and dividend payments 2.2 billion pesos— as well as the acquisition of 2 billion pesos of shares of Net Servicos and Telint. At the end of June, our net debt stood at 217 billion pesos and was equivalent to 0.87 times the EBITDAof the last twelve months.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

América Móvil Fundamentals (IFRS)

	2Q11	2Q10	Var. %
EPS (Mex$) (1)	0.61 (6)	0.53	16.0%
Earning per ADR (US$) (2)	1.04 (6)	0.84	24.1%
Net Income (millions of Mex$ ) (3)	24,151	16,874	43.1%
Shares Outstanding (billion) (4)	39.25	40.54	-3.2%
ADRs Outstanding (millions) (5)	501	591	-15.2%

(1) Net Income / Average Shares outstanding (2)20 shares per ADR (3) Second quarter figures reflect the consolidation of TMX and TII, historical figures are not meant to be comparable, but the actual financial information reported in each of the periods (4) Reflects the increase in AMX post acquisition of Carso Global (5) As per Bank of NY Mellon (6)None of the figures in the table reflect the 2:1 split that became effective on June 29th.

Relevant Events

Positive ruling for AMX

In June, the Court of Appeals of NY resolved favorably for AMX a suit filed in 2008 alleging a breach of agreement in connection with the acquisition of a minority interest in the Ecuadorean company Conecel. The ruling is definitive.

71% Reduction in MTRs

With Cofetel decreeing a reduction in mobile termination rates from 95.00 to 39.12 Mexican peso cents per minute, as well as a change in the billing scheme from round minutes to per-second, Telcel is applying—under protest— since May 17th the new rates to all operators that terminate traffic on its network. The new rate implies a 71% reduction after factoring in the change in the billing scheme. The new effective interconnection rate is one of the lowest in the world.

Recourse of reconsideration accepted by COFECO

On May 30th the Mexican Competition Commission (Cofeco) accepted the recourse of reconsideration presented by Telcel in relation to the fine levied by Cofeco a few weeksbeforeonthegroundsofTelcelallegedlyhavingincurredmonopolisticpractices throughout the period 2006-2009. The issue will be resolved definitely by Cofeco on or before September 30th.

2:1 Split	On June 29 we brought about a 2:1 split of América Móvil stock.

América Móvil’s Subsidiaries & Affiliates as of June 2011

Country	Brand	Business	Equity Participation	Consolidation Method

Mexico	Telcel	wireless	100.0%	Global Consolidation Method
	Telmex	wireline	59.9%	Global Consolidation Method
	Sección Amarilla (1)	other	100.0%	Global Consolidation Method
Argentina	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	96.7% (3)	Global Consolidation Method
Brazil	Claro	wireless	99.4%	Global Consolidation Method
	Embratel(1)	wireline	97.3%	Global Consolidation Method
	Net(2)	Cable	87.6%	Equity Method
Chile	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100%	Global Consolidation Method
Colombia	Comcel	wireless	99.4%	Global Consolidation Method
	Telmex	wireline	99.4%	Global Consolidation Method
Dominicana	Claro	wireless/wireline	100.0%	Global Consolidation Method
Ecuador	Porta	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
El Salvador	Claro	wireless/wireline	100.0%	Global Consolidation Method
Guatemala	Claro	wireless/wireline	100.0%	Global Consolidation Method
Honduras	Claro	wireless/wireline	100.0%	Global Consolidation Method
Jamaica	Claro	wireless	100.0%	Global Consolidation Method
Nicaragua	Claro	wireless/wireline	99.5%	Global Consolidation Method
Panama	Claro	wireless	100.0%	Global Consolidation Method
Paraguay	Claro	wireless	100.0%	Global Consolidation Method
Peru	Claro	wireless	100.0%	Global Consolidation Method
	Telmex(1)	wireline	100.0%	Global Consolidation Method
Puerto Rico	Claro	wireless/wireline	100.0%	Global Consolidation Method
Uruguay	Claro	wireless/ wireline	100.0%	Global Consolidation Method
USA Affiliate	Tracfone	wireless	98.2%	Global Consolidation Method
Mexico	Telvista	other	71.9% (4)	Global Consolidation Method
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.2%
(2) As of today, AMX owns 92% of the company through our Brazilian subsidiary Embratel.
(3) Telmex owns the remaining 3.3% of the stock
(4) AMX owns directly 45%and 26.9% through its subsidiary Telmex

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Total Accesses

290 M accesses

We finished the quarter with 290 million accesses, 12.1% more than in the second quarter of 2010. This figure comprises 236 million wireless subscribers, 28.9 million landlines, 14.0 million broadband accesses and 11.6 million PayTV units. The number offixedlineswasup5.9%year-on-yearand that of broadband accesses 3.5%. PayTV grew the fastest: 34.0%.

Wireless Subscribers

236M Wireless subs	América Móvil added 10.9 million wireless subscribers in the first semester — 5.1 million in the second quarter—to reach 236 million subs at the end of June for an 11.7% year-on-year increase.

2.1M net adds in Brasil

Mexico gained 1.3 million subs, 22.2% more than in the same quarter of 2010. Post-paid net adds, 220 thousand, exceeded by 6.7% those of the prior year. In Brazil, we obtained 2.1 million new subscribers — 59.0% more than a year ago — with post paid net adds of 625 thousand. In Colombia, we added 669 thousand subs, almost three times as many as we gained in the same period of 2010. In Central America we obtained 327 thousand new subscribers, 6.1% more than the prior year.

225K net adds in USA

Our operations in Peru, Ecuador and Chile added 378, 198 and 152 thousand new subscribers, respectively, in the second quarter of 2011. Tracfone, our subsidiary in the US, registered 225 thousand net additions in the period.

19M subs in USA

AttheendofJune,oursubscriberbasecomprised66.9millionsubscribersinMexico, 55.5 million in Brazil, 30.6 million in Colombia and 18.6 million in Argentina. We also had 18.8 million clients in the U.S. and 17.5 million in Central America and the Caribbean.

Wireless Subscribers as of June 2011
Thousands
	Total(1)
Country	Jun'11	Mar'11	Var.%	Jun'10	Var.%
Mexico	66,912	65,655	1.9%	61,293	9.2%
Brazil	55,534	53,438	3.9%	46,902	18.4%
Chile	5,199	5,046	3.0%	4,048	28.4%
Argentina, Paraguay and Uruguay	19,733	19,701	0.2%	19,157	3.0%
Colombia and Panama	30,890	30,201	2.3%	28,382	8.8%
Ecuador	11,056	10,859	1.8%	10,060	9.9%
Peru	10,376	9,998	3.8%	9,076	14.3%
Central America and Caribbean	17,503	17,462	0.2%	16,456	6.4%
USA	18,754	18,529	1.2%	15,912	17.9%
Total Wireless Lines	235,957	230,889	2.2%	211,286	11.7%
Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Fixed Revenue Generating Units

1.4 M new RGUs

After adding 1.4 million lines in the quarter—37% more than in the prior year—we ended June with 54.5 million revenue generating units in the Americas, 13.8% more than in the same period of last year. Our operations in South America posted an annual growth rate of 29.5%.

21M RGUs in Brazil

At the end of the period we had 22.9 million RGUs in Mexico, 20.8 million in Brazil, 5.6 million in Central America and the Caribbean and 3.2 million in Colombia. In relative terms, our fastest growing operations were Ecuador and Peru—which reg- istered annual increases of 83.1% and 59.2%,  respectively—followed by Chile and Brazil with around 30% each.

Fixed-Line and Other Accesses (RGUs) as of June 2011
Thousands
	Total
Country	Jun'11	Mar'11	Var.%	Jun'10	Var.%
Mexico	22,934	23,130	-0.8%	22,698	1.0%
Brazil	20,764	19,570	6.1%	15,798	31.4%
Colombia and Panama	3,269	3,116	4.8%	2,894	12.9%
Ecuador	141	125	12.9%	77	83.1%
Peru	561	483	16.2%	352	59.2%
Argentina, Paraguay and Uruguay	248	227	9.4%	190	30.4%
Chile	979	916	6.9%	739	32.6%
Central America and Caribbean	5,595	5,493	1.9%	5,143	8.8%
Tolal RGUs	54,492	53,060	2.7%	47,890	13.8%
*Fixed Line, Broadband and Television (Cable & DTH)

América Móvil Consolidated Results

Revenues +8% YoY

Revenues rose 7.8% over the year-earlier quarter to 160 billion pesos with service revenues expanding at roughly the same rate, 7.6%, even after factoring in the effects ofthe71% effective reduction in mobile termination rates in Mexico brought about by the Telecom regulator Cofetel. Mobile revenues rose 9.4% to 101 billion pesos helped along by mobile data revenues that increased 26.7% whereas fixed-line revenues in- creased 5.2% to 58 billion pesos on the back of PayTV and broadband revenues that expanded 71.3% and 6.3% respectively. Several operations registered double-digit revenue growth while in Mexico, Central America and the Caribbean growth was more subdued—approximately 2%—because of the continued decline in fixed voice revenues and the reduction in mobile termination rates in Mexico.

The growth of fixed-line revenue generating units has accelerated and was in the second quarter, 13.8% year-on-year. This is the reflection of the greater acceptance of fixed-line bundled offerings, the so called double play and triple play offerings. Total accesses expanded 12.1%.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

EBITDA up 2% YoY

EBITDA came in at 62 billion pesos, up 1.8% year-on-year, leading to an operating profit of 38.2 billion pesos, slightly lower than the one posted a year before. The EBITDAmargin was off 2.3 percentage points from the year-earlier quarter to 38.8% as a result of the margin of our Mexican operations having fallen 3.4 percentage points. In various operations the EBITDAmargin was up from the prior year, including in Chile, Colombia-Panama, Ecuador and Peru.

2Q Net profit +14% YoY

Our comprehensive financing costs declined 42.3% year-on-year contributing to a 14.1% increase in net profits, as net interest expenses remained flat and were partially offset by foreign exchange gains. At 24.2 billion pesos, net profits were equivalent to 61 peso cents per share and 1.04 dollars per ADR.

MxP 32Bn in shareholder distributions

Net debt rose to 217 billion pesos from 207 billion in December 2010 to help fund capital expenditures of 41 billion pesos and share buybacks and dividends of nearly 32 billion pesos—including 29.6 billion pesos of share buybacks in the quarter and dividend payments of 2.2 billion pesos—as well as the acquisition of 2 billion pesos of shares of Net Serviços and Telint. At the end of June our net debt was equivalent to 0.87 times the EBITDAof the last twelve months.

América Móvil’s Income Statement (IFRS)
Millions of Mexican pesos
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Service Revenues	145,110	134,807	7.6%	288,066	269,465	6.9%
Equipment Revenues	14,593	13,293	9.8%	27,869	25,564	9.0%
Total Revenues	159,703	148,100	7.8%	315,935	295,029	7.1%
Cost of Service	46,049	41,386	11.3%	90,532	81,073	11.7%
Cost of Equipment	21,956	19,789	10.9%	42,532	38,837	9.5%
Selling, General & Administrative Expenses	28,791	25,153	14.5%	56,879	50,193	13.3%
Others	905	868	4.3%	1,886	1,677	12.5%
Total Costs and Expenses	97,701	87,196	12.0%	191,829	171,780	11.7%

EBITDA	62,002	60,904	1.8%	124,105	123,249	0.7%
% of Total Revenues	38.8%	41.1%		39.3%	41.8%
Depreciation & Amortization	22,767	21,058	8.1%	45,098	41,626	8.3%
Employee Profit Sharing	1,072	1,153	-7.0%	2,094	2,182	-4.0%
EBIT	38,162	38,693	-1.4%	76,913	79,440	-3.2%
% of Total Revenues	23.9%	26.1%		24.3%	26.9%
Net Interest Expense	3,267	3,254	0.4%	6,505	5,540	17.4%
Other Financial Expenses	1,281	-1,234	203.8%	4,302	6,250	-31.2%
Foreign Exchange Loss	-2,091	2,238	-193.4%	-6,491	-3,602	-80.2%
Comprehensive Financing Cost (Income)	2,456	4,258	-42.3%	4,316	8,188	-47.3%
Income & Deferred Taxes	10,916	10,655	2.4%	23,144	24,061	-3.8%
Net Income before Minority Interest and Equity	24,790	23,781	4.2%	49,453	47,192	4.8%
Participation in Results of Affiliates
minus
Equity Participation in Results of Affiliates	772	145	431.6%	1,299	357	263.5%
Minority Interest	-1,410	-2,766	49.0%	-3,090	-5,419	43.0%
Net Income	24,151	21,160	14.1%	47,662	42,130	13.1%

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Balance Sheet (in accordance with IFRS)
América Móvil Consolidated
Millions of Mexican Pesos
	Jun '11	Dec '10	Var.%		Jun '11	Dec '10	Var%

Current Assets				Current Liabilities
Cash & Securities	87,460	114,069	-23.3%	Short Term Debt**	21,395	9,039	136.7%
Accounts Receivable	112,243	98,486	14.0%	Accounts Payable	157,715	146,049	8.0%
Other Current Assets	17,301	13,206	31.0%	Other Current Liabilities	56,178	49,455	13.6%
Inventories	27,745	26,082	6.4%		235,288	204,543	15.0%
	244,749	251,842	-2.8%
Non Current Assets
Plant & Equipment	413,105	411,820	0.3%
Investments in Affiliates	54,822	50,539	8.5%	Non Current Liabilities
				Long Term Debt	282,763	312,083	-9.4%
Deferred Assets				Other Liabilities	42,891	42,053	2.0%
Goodwill (Net)	71,178	70,919	0.4%		325,654	354,136	-8.0%
Intangible Assets	44,274	49,053	-9.7%
Deferred Assets	67,538	60,651	11.4%	Shareholder's Equity	334,725	336,146	-0.4%
Total Assets	895,667	894,825	0.1%	Total Liabilities and Equity	895,667	894,825	0.1%

Financial Debt of América Móvil*
Millions of U.S. dollars
	Jun-11	Dec-10
Peso - denominated debt	6,644	6,362
Bonds and other securities	6,640	6,359
Banks and others	4	4
U.S. Dollar - denominated debt	10,972	11,930
Bonds and other securities	9,248	9,250
Banks and others	1,724	2,679
Debt denominated in other currencies	8,075	7,695
Bonds and other securities	6,388	6,003
Banks and others	1,688	1,692
Total Debt	25,691	25,987
*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure.

Mexico

67M Wireless subs

With annual wireless subscriber growth accelerating from 8.9% in the first quarter to 9.2% in the second quarter but fixed-line accesses decelerating from 2.4% to 1.0% total access growth remained very much on the same growth path it had been in the first quarter, around 7.0%. Wireless net subscriber additions of 1.3 million in the second quarter were 22.2% higher than a year before, but fixed-line accesses declined by 196 thousand in the period. Over the last twelve months post paid subs increased 2.5 times more rapidly than pre paids. Altogether we had 89.8 million accesses in Mexico at the end of June, of which 66.9 million were wireless.

Revenues +1.7% YoY	Our second quarter revenues totaled 62.4 billion pesos having risen 1.7%, with wireless revenues expanding 3.2% to 37 billion pesos and fixed-line revenues falling 3.5% to 27 billion pesos.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Wireless Service Revuenues +1.3% YoY

Wireless gross service revenues decelerated from a 6.0% annual pace in the first quarter to 1.3% in the second quarter basically as result of an 18.5% decrease in the average price per minute of voice stemming in part from the reduction in mobile termination rates. By May 17th, all interconnection revenues of Telcel were being booked at the new rates defined by Cofetel. Year-on-year, Telcel’s second quarter interconnection revenues were down 50.2%.

Fixed-line revenues fell at a slightly lower rate in the second quarter, 3.5%, than they did in the first, 4.9%.

EBITDA of MxP 32Bn

Second quarter EBITDA was down 4.4% from the year before to 32 billion pesos, mostly as a result of lower net interconection revenues, but also due to costs associ- ated to subscriber growth, the investments in customer service centers and generally in customer care programs, and to a lesser extent, the procurement of content for mobile users.

1H Revenues of MxP 124Bn

In the first half of the year, revenues totaled 124.4 billion pesos and EBITDA 64.1 billion pesos. Our core EBITDA—before subscriber acquisition costs—was slightly down year-on-year as the core EBITDA margin declined by two percentage points of revenues.

INCOME STATEMENT (IFRS)
Mexico
Millions of MxP
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	62,411	61,361	1.7%	124,375	122,253	1.7%
Wireless Revenues	37,207	36,045	3.2%	74,210	71,283	4.1%
Fixed Line and Other Revenues	27,294	28,271	-3.5%	54,529	56,877	-4.1%

EBITDA	31,541	32,983	-4.4%	64,197	65,914	-2.6%
% total revenues	50.5%	53.8%		51.6%	53.9%

EBIT	24,546	25,510	-3.8%	50,180	51,092	-1.8%
%	39.3%	41.6%		40.3%	41.8%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	66,912	61,293	9.2%
Postpaid	6,850	5,697	20.2%
Prepaid	60,061	55,597	8.0%
MOU	220	208	5.8%
ARPU (MxP)	155	167	-7.3%
Churn (%)	3.0%	3.0%	0.0
Revenue Generating Units (RGUs) *	22,934	22,698	1.0%
* Fixed Line and Broadband

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Argentina, Paraguay and Uruguay

20M accesses

Our operations comprising Argentina, Paraguay and Uruguay finished June with just under 20 million accesses. Our wireless base reached 19.7 million subscribers, 3.0% more than a year ago, with our post paid subscriber base grew at an annual rate of 8.1%. It is important to keep in mind that Argentina and Uruguay have the highest wireless penetration rates in our region of operations. On the fixed-line platform, we had 248 thousand fixed-line revenue generating units inArgentina, 30.4% more than in 2010.

Second quarter revenues of 2.9 billion Argentinean pesos were up 23.4% relative to the year-earlier quarter. Net wireless service revenues were up 20.4% with data rising at a somewhat faster rate. Fixed-line revenues for the period increased 14.2% to 159 million Argentinean pesos.
2Q Revenues +23% YoY

The period’s EBITDA, 1.2 billion Argentinean pesos, increased 18.9% year-on-year with a margin of 41.1%, slightly lower than in the same quarter of 2010.
EBITDA +19% YoY

In the six months to June, revenues reached 5.6 billion Argentinean pesos and EBITDA 2.4 billion Argentinean pesos. They posted 20.6% and 18.7% increases respectively in relation to the first half of 2010.

PayTV in Paraguay

During the quarter, we launched Claro TV in Paraguay, our satellite PayTV service.

INCOME STATEMENT (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	2,908	2,356	23.4%	5,642	4,677	20.6%
Wireless Revenues	2,750	2,217	24.0%	5,322	4,400	21.0%
Fixed Line and Other Revenues	159	139	14.2%	321	278	15.5%

EBITDA	1,194	1,004	18.9%	2,366	1,993	18.7%
% total revenues	41.1%	42.6%		41.9%	42.6%

EBIT	1,009	832	21.3%	2,004	1,632	22.8%
%	34.7%	35.3%		35.5%	34.9%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	19,733	19,157	3.0%
Postpaid	2,637	2,439	8.1%
Prepaid	17,096	16,718	2.3%
MOU	145	134	8.2%
ARPU (ARP)	41	35	16.8%
Churn (%)	3.0%	1.9%	1.1
Revenue Generating Units (RGUs) *	248	190	30.4%
* Fixed Line and Broadband

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Brazil

2M wireless net adds

We added 2.1 million wireless subscribers in Brazil during the second quarter—30% of them postpaid subs—to finish June with 55.5 million clients, 18.4% more than a year before. On the fixed-line side, we increased by 1.2 million accesses our revenue generating units to 20.8 million. Altogether, we had 76.3 million accesses in Brazil at the end of June, 21.7% more than in the same month of 2010.

2Q Revenues +9% YoY

In the second quarter, our revenues totaled 5.7 billion reais. They exceeded the prior year’s by 8.8%, with wireless revenues climbing 3.7% and fixed-line revenues 10.2%. Wireless revenues of 3.1 billion reais were driven by service revenues that expanded 6.2%(3.7%netofcommissionspaidtodistributors)evenaspricesperminuteofvoice came down. Wireless service revenues were led by data revenues which climbed 16.5% year-on-year.

PayTV Revenues +153% YoY

Fixed-line revenue growth was supported by PayTV revenues that soared 153% over the prior year and by the acceleration of the pace of growth of wire-line voice revenues. They increased 7.2% annually in the second quarter compared to 1.6% in the first one with marked improvements in both local service revenues and national long distance ones.

EBITDA margin at 28%

EBITDA rose 3.7% from the year before to 1.6 billion reais and represented 27.9% of revenues. Whereas on the wireless platform, our core EBITDA margin (thatis,beforesubscriber acquisition costs) remained flat year-on-year, on the fixed line platform it was off 2.8 percentage points mostly on account of larger purchases of content, basically related to PayTV, and of publicity aimed at strengthening our brands.

1H Revenues +7% YoY	Revenues in the first half of the year came in at 11.1 billion reais — 7.1% more than in the same period of 2010—and EBITDA at 3.1 billion reais, representing an EBITDA margin of 28%.

INCOME STATEMENT (IFRS)
Brazil
Millions of BrL
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	5,666	5,210	8.8%	11,141	10,402	7.1%
Wireless Revenues	3,060	2,952	3.7%	6,021	5,760	4.5%
Fixed Line and Other Revenues	2,980	2,704	10.2%	5,880	5,418	8.5%

EBITDA	1,580	1,523	3.7%	3,122	3,282	-4.9%
% total revenues	27.9%	29.2%		28.0%	31.6%

EBIT	382	484	-21.0%	764	1,225	-37.6%
%	6.7%	9.3%		6.9%	11.8%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Brazil Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	55,534	46,902	18.4%
Postpaid	11,555	8,934	29.3%
Prepaid	43,979	37,967	15.8%
MOU	84	93	-10.1%
ARPU (BrL)	17	20	-11.7%
Churn (%)	3.5%	3.2%	0.3
Revenue Generating Units (RGUs) *	20,764	15,798	31.4%
* Fixed Line, Broadband and Television

Colombia and Panama

Net adds triple to 689K

At 30.9 million in June, our wireless subscriber base in Colombia and Panama expanded 8.8% year-on-year. Net additions for the quarter, 689 thousand subs, tripled those of a year before. Postpaid net additions, 112 thousand, were 20.8% superior to those of a year before. Fixed revenue generating units were up 12.9% with landlines and broadband accesses growing approximately 30% in Colombia.

Wireless Service Revenues +9% YoY

Second quarter revenues rose 13.1% from the year-earlier quarter to 2.1 trillion Colombian pesos. Net wireless service revenues (after commissions paid to distributors) were up 9.4% on the back of data revenues that soared 31.6% year-on-year. On the wire-line front, revenues for the quarter were up 9.2% with broadband services being the most dynamic element. Wireless revenues still represent more than 80% of the consolidated figure for those countries.

EBITDA rose 23% YoY	EBITDA totaled 994 billion Colombian pesos in the period; it was up 8.2% sequentially and 22.6% year-on-year, with the EBITDA margin rising 3.6 percentage points to 47.0%.

1H EBITDA margin at 46.3%, +2.4pp

Revenues for the first half of the year, 4.1 trillion Colombian pesos, exceeded by 11.7% those of a year before, while EBITDA topped 1.9 trillion Colombian pesos having increased 17.8% from the prior year. The EBITDA margin expanded 2.4 percentage points to 46.3%.

INCOME STATEMENT (IFRS)
Colombia and Panama
Billions of COP
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	2,115	1,870	13.1%	4,136	3,704	11.7%
Wireless Revenues	1,749	1,567	11.6%	3,413	3,105	9.9%
Fixed Line and Other Revenues	340	311	9.2%	674	615	9.5%

EBITDA	994	811	22.6%	1,914	1,625	17.8%
% total revenues	47.0%	43.4%		46.3%	43.9%

EBIT	680	541	25.7%	1,285	1,099	16.9%
%	32.1%	28.9%		31.1%	29.7%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Colombia and Panama Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	30,890	28,382	8.8%
Postpaid	4,479	4,132	8.4%
Prepaid	26,411	24,250	8.9%
MOU	196	205	-4.5%
ARPU (COP)	16,791	16,599	1.2%
Churn (%)	3.5%	3.6%	(0.1)
Revenue Generating Units (RGUs) *	3,269	2,894	12.9%
* Fixed Line, Broadband and Television

Chile

Wireless subs, +28% YoY

After adding 328 thousand subscribers in the first half — 152 thousand in the second quarter — we finished June with 5.2 million wireless subscribers, 28.4% more than a year before. Our post paid subscriber base has out paced the pre paid one, increasing at an annual growth rate of 47.9%. We also had almost one million revenue generating units; these were 32.6% higher than those of the prior year supported by the strong growth of broadband accesses: 59.3%.

Revenues up 19% YoY

Second quarter revenues increased 19.2% year-on-year to reach 136 billion Chilean pesos. Net wireless service revenues jumped 28.1% in annual terms with data revenues rising 48.0%. Fixed line revenues — which account for a third of total revenues — expanded 9.5%.

EBITDA margin at 10%, +3.8pp	The quarter’s EBITDA nearly doubled from a year before to 13.2 billion Chilean pesos supported by strong top line growth and a 3.8 point margin expansion that led it to 10.2% of revenues.

EBITDA +60% YoY

In the six months to June revenues totaled 263.4 billion Chilean pesos having risen 19.3% annually. EBITDA shot up 60.0% to 27.0 billion Chilean pesos with the EBITDA margin climbing 2.6 percentage points to 10.3%.

#2 Player in PayTV	We continue to see increases in demand for our triple play offerings. We have become the second largest player in the PayTV market in Chile.

Ecuador

INCOME STATEMENT (IFRS)
Chile
Millions of ChP
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	135,838	113,911	19.2%	263,368	220,742	19.3%
Wireless Revenues	93,544	74,420	25.7%	180,249	142,952	26.1%
Fixed Line and Other Revenues	45,425	41,498	9.5%	89,103	81,615	9.2%

EBITDA	13,810	7,238	90.8%	27,040	16,903	60.0%
% total revenues	10.2%	6.4%		10.3%	7.7%

EBIT	-20,075	-19,684	-2.0%	-39,283	-39,629	0.9%
%	-14.8%	-17.3%		-14.9%	-18.0%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Chile Operating Data (IFRS)

	2Q11	2Q10	Var.%

Wireless Subscribers (thousands)	5,199	4,048	28.4%
Postpaid	935	632	47.9%
Prepaid	4,264	3,416	24.8%
MOU	192	178	7.8%
ARPU (ChP)	4,731	4,842	-2.3%
Churn (%)	5.8%	4.3%	1.5
Revenue Generating Units (RGUs) *	979	739	32.6%
* Fixed Line, Broadband and Television

11M accesses	Our subscriber base reached 11.1 million subscribers — 9.9% more than in June of 2010—after adding 198 thousand wireless clients in the quarter.

2Q Revenues +17% YoY

Our second quarter revenues of 339 million dollars were 17.2% greater than those of the year-earlier quarter, with net wireless service revenues up 16.4% year-on-year. Mobile data revenues rose 25.0%, helping bring about a 6.6% ARPU increase over the year. Wire-line revenues exceeded by 60.9% those of the second quarter of 2010.

EBITDA of 186 million dollars was 19.5% higher than in the prior year as the EBITDA margin reached 54.8%, a gain of one percentage point in the period.
EBITDA
margin at
55%

Revenues in the six months to June were up 15.7% to 666 million dollars, with EBITDA coming in at 365 million dollars, equivalent to 54.8% of revenues. The period’s EBITDA margin climbed 4.2 percentage points over twelve months.

1H Revenues
+16% YoY

Gains from Number Portability	Our operation stands out for its network quality and coverage, which have allowed us to maintain a positive balance of ported numbers since the introduction of number portability in 2009.

INCOME STATEMENT (IFRS)
Ecuador
Millions of Dollars
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	339	290	17.2%	666	576	15.7%
Wireless Revenues	340	290	17.3%	668	576	15.9%
Fixed Line and Other Revenues	8.1	5	60.9%	15.5	10.0	54.6%

EBITDA	186	156	19.5%	365	291	25.4%
% total revenues	54.8%	53.8%		54.8%	50.6%

EBIT	148	120	23.9%	291	219	32.8%
%	43.7%	41.3%		43.7%	38.1%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Ecuador Operating Data (IFRS)

	2Q11	2Q10	Var.%

Wireless Subscribers (thousands)	11,056	10,060	9.9%
Postpaid	1,492	1,175	27.0%
Prepaid	9,564	8,885	7.6%
MOU	162	166	-2.4%
ARPU (US$)	9	8	6.6%
Churn (%)	1.5%	1.8%	(0.3)
Revenue Generating Units (RGUs) *	141	77	83.1%
* Fixed Line, Broadband and Television

Peru

RGUs +59% YoY

Net adds of 378 thousand subscribers in the second quarter and 690 thousand in the six months to June took our subscriber base to 10.4 million. Postpaid net additions were more than twice as high as those obtained a year before and represented 42.3% of the quarter’s net adds. Since June 2010, postpaid subs have increased 57.6%. We reached 561 thousand revenue generating units in June, 59.2% more than in June 2010.

Wireless Data Revenues +65%

At 871 million soles, second quarter revenues were 16.5% higher than those of the prior year. Net wireless service revenues exhibited a 17.2% annual growth rate supported by a 64.9% rise in data revenues. Fixed-line revenues expanded 14.8% to 118 million soles, with data and PayTV revenues growing 63.3% and 59.1%, respectively. The quarter’s EBITDA was 401 million soles, 25.0% higher than in the year-earlier quarter. The EBITDAmargin for the period was 46.1% having gained 3.2 percentage points over the year.

EBITDA margin at 46.7%, +1.6pp

Revenues in the six months to June were 1.7 billion soles and EBITDA 802 million soles. They were up 15.9% and 23.7% respectively from a year before, with the EBITDA margin climbing 1.6 percentage points to 46.7%.

INCOME STATEMENT (IFRS)
Perú
Millones de Soles
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	871	747	16.5%	1,719	1,483	15.9%
Wireless Revenues	772	663	16.5%	1,525	1,316	15.9%
Fixed Line and Other Revenues	118	103	14.8%	236	204	15.6%

EBITDA	401	321	25.0%	802	649	23.7%
% total revenues	46.1%	42.9%		46.7%	43.7%

EBIT	282	208	35.5%	552	424	30.2%
%	32.4%	27.8%		32.1%	28.6%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues  and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Peru Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	10,376	9,076	14.3%
Postpaid	1,604	1,018	57.6%
Prepaid	8,772	8,058	8.9%
MOU	105	96	9.6%
ARPU (Sol)	22	21	2.3%
Churn (%)	2.9%	2.9%	0.1
Revenue Generating Units (RGUs) *	561	352	59.2%
* Fixed Line, Broadband and Television

Central America and the Caribbean

We finished June with 17.5 million wireless subscribers in Central America and the Caribbean. Net additions in Central America were 327 thousand in the quarter, some 6% higher than in 2010 whereas in the Caribbean we cleaned up our prepaid base in the Dominican Republic. Fixed line RGUs rose 8.8% over the year mostly driven by the increase in PayTV subscriptions.

18M wireless subs

Total revenues for the quarter were up 1.9% to 885 million dollars, with net wireless service revenues rising 8.0% helped along by wireless data revenues that observed a 71.8% annual increase. Fixed-line revenues declined 5.2%, as the increase in PayTV revenues (52.4%) was not enough to compensate for the decline in revenues coming from voice. EBITDA came in at 311 million dollars with the EBITDA margin almost flat at 35.1%.

Wireless Data Revenues up 72% YoY

1H Revenues of USD 2Bn	Revenues for the first six months were 1.8 billion dollars and EBITDA 616 million dollars. They were up 2.7% and 1.3% respectively from the prior year.

United States

INCOME STATEMENT (IFRS)
Central America and The Caribbean
Millions of Dollars
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	885	869	1.9%	1,769	1,722	2.7%
Wireless Revenues	468	428	9.2%	928	845	9.8%
Fixed Line and Other Revenues	418	440	-5.2%	841	877	-4.1%

EBITDA	311	308	1.1%	616	608	1.3%
% total revenues	35.1%	35.4%		34.8%	35.3%

EBIT	99	99	-0.2%	194	217	-10.2%
%	11.2%	11.4%		11.0%	12.6%

*Total Revenues reflect eliminations derived from the overlap of fixed and mobile operations as well as intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Central America and The Caribbean Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	17,503	16,456	6.4%
Postpaid	2,114	1,963	7.7%
Prepaid	15,388	14,493	6.2%
MOU	207	192	7.6%
ARPU (US$)	8	8	1.6%
Churn (%)	3.3%	3.4%	(0.0)
Revenue Generating Units (RGUs) *	5,595	5,143	8.8%
* Fixed Line, Broadband and Television

19M subs	Tracfone added 225 thousand subscribers in the quarter (one million in the first half) to finish June with 18.8 million clients, 17.9% more than a year before.

Revenues totaled 916 million dollars in the quarter and 1.8 billion through June. The quarter’s revenues were 33.9% higher than those of the year-earlier quarter whereas those of the first half exceeded by 38.3% the ones observed the same period of 2010 on the back of service revenues that jumped 47.9%. ARPUs increased 20.6% driven by a 77.7% rise in MOUs to 373 minutes per month as our SrtaightTalk plans continued to gain acceptance.

Revenues +34% YoY

The quarter’s EBITDA was up 14.6% year-on-year to 84 million dollars, with the margin at 9.2%. In the first half of the year EBITDA came in at 147 million dollars, which represented an 8.4% margin.
EBITDA margin at 9%

INCOME STATEMENT (IFRS)
United States
Millions of Dollars
	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Total Revenues	916	684	33.9%	1,783	1,289	38.3%

EBITDA	84	73	14.6%	147	150	-1.9%
% total revenues	9.2%	10.7%		8.3%	11.6%

EBIT	77	67	15.3%	133	137	-2.8%
%	8.4%	9.7%		7.5%	10.6%

United States Operating Data (IFRS)

	2Q11	2Q10	Var.%
Wireless Subscribers (thousands)	18,754	15,912	17.9%
MOU	373	210	77.7%
ARPU (US$)	15	12	20.6%
Churn (%)	4.3%	4.0%	0.3

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Glossary of Terms

ARPU – Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM- Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex – Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn – Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT – Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin – The ratio of EBIT to total operating revenue.

EBITDA– Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAmargin – The ratio of EBITDAto total operating revenue.

EDGE – Enhanced Data rates for GSM Evolution. Atechnology that gives GSM the capacity to handle data services for the third generation mobile telephony.

EPS (Mexican pesos) – Earnings per share. Total earnings in Mexican pesos divided by total shares. Earnings per ADR (US$) – Total earnings in U.S. dollars divided by total ADRs equivalent. Equity subscribers – Subscribers weighted by the economic interest held in each company.

GSM – Global System for Mobile communications. It is the world’s leading and fastest growing mobile standard.

GPRS – General Packet Radio Service. Enables GSM networks to offer higher capacity, Internet-based-content and packet-based data services. It is a second generation technology.

Gross additions – Total number of subscribers acquired during the period.

Licensed pops – Licensed population. Population covered by the licenses that each of the companies manage.

Market share – Acompany’s subscriber base divided by the total number of subscribers in that country.

MOU – Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions – The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt – Total short and long term debt minus cash and marketable securities.

Net debt / EBITDA– The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid – Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid – Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

Push-to-talk – Enables compatible mobile phones to function like two-way radios.

SMS – Short Message Service.

SAC – Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration – The ratio of total wireless subscribers in any given country divided by the total population in that country.

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Exchange Rates Local Currency Units per USD

	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
Mexico
EoP	11.84	12.66	-6.5%	11.87	12.69	-6.5%
Average	11.73	12.55	-6.5%	11.91	12.67	-6.1%
Brazil
EoP	1.56	1.80	-13.3%	1.61	1.80	-10.5%
Average	1.60	1.79	-11.0%	1.63	1.80	-9.2%
Argentina
EoP	4.11	3.93	4.6%	4.06	3.89	4.5%
Average	4.08	3.90	4.6%	4.05	3.87	4.6%
Chile
EoP	468	547	-14.4%	472.03	528.41	-10.7%
Average	469	530	-11.5%	475.46	524.39	-9.3%
Colombia
EoP	1,780	1,916	-7.1%	1,833.01	1953.26	-6.2%
Average	1,798	1,950	-7.8%	1,837.89	1948.85	-5.7%
Guatemala
EoP	7.77	8.03	-3.3%	7.75	8.09	-4.2%
Average	7.69	8.00	-3.9%	7.76	8.09	-4.1%
Honduras
EoP	19.03	19.03	0.0%	19.03	19.03	0.0%
Average	19.03	19.03	0.0%	19.03	19.03	0.0%
Nicaragua
EoP	22.42	21.35	5.0%	22.19	21.13	5.0%
Average	22.28	21.22	5.0%	22.15	21.09	5.0%
Peru
EoP	2.75	2.83	-2.7%	2.78	2.84	-2.2%
Average	2.79	2.84	-2.0%	2.78	2.85	-2.2%
Paraguay
EoP	3,973	4,756	-16.5%	4,212.83	4723.83	-10.8%
Average	4,013	4,726	-15.1%	4,257.22	4703.88	-9.5%
Uruguay
EoP	18.41	21.13	-12.9%	19.06	19.73	-3.4%
Average	18.81	19.69	-4.5%	19.20	19.67	-2.4%
Dominican
EoP	38.10	36.89	3.3%	37.90	36.62	3.5%
Average	37.99	36.77	3.3%	37.87	36.55	3.6%
Jamaica
EoP	85.91	86.02	-0.1%	85.78	88.75	-3.4%
Average	85.80	88.16	-2.7%	85.81	88.93	-3.5%

Highlights

Relevant
Events

Subscribers

América Móvil
Consolidated

Mexican
Operations

Mexico
Telcel
Telmex

International
Operations

Mercosur
Claro Argentina
Claro Paraguay
Claro Uruguay
Claro Chile

Brazil
Claro
Embratel
NET

Andeans
Comcel Colombia
Telmex Colombia
Claro Panama
Claro Ecuador
Claro Peru

Central America
Claro Guatemala
Claro El Salvador
Claro Nicaragua
Claro Honduras

Caribbean
Claro Dominicana
Claro Puerto Rico
Claro Jamaica

USA
TracFone

Exchange Rates Local Currency Units per Mexican peso

	2Q11	2Q10	Var.%	Jan - Jun 11	Jan - Jun 10	Var.%
USA
EoP	0.08	0.08	6.9%	0.08	0.08	6.9%
Average	0.09	0.08	7.0%	0.08	0.08	6.5%
Brazil
EoP	7.58	7.03	7.9%	7.36	7.04	4.5%
Average	7.35	7.00	5.0%	7.30	7.05	3.5%
Argentina
EoP	2.88	3.22	-10.5%	2.92	3.27	-10.5%
Average	2.87	3.22	-10.7%	2.94	3.27	-10.2%
Chile
EoP	0.025	0.023	9.3%	0.025	0.024	4.7%
Average	0.025	0.024	5.6%	0.025	0.024	3.6%
Colombia
EoP	0.0067	0.0066	0.7%	0.0065	0.0065	-0.4%
Average	0.0065	0.0064	1.4%	0.0065	0.0065	-0.4%
Guatemala
EoP	1.52	1.58	-3.3%	1.53	1.57	-2.4%
Average	1.53	1.57	-2.7%	1.53	1.57	-2.0%
Honduras
EoP	0.62	0.67	-6.5%	0.62	0.67	-6.5%
Average	0.62	0.66	-6.5%	0.63	0.67	-6.1%
Nicaragua
EoP	0.53	0.59	-10.9%	0.53	0.60	-10.9%
Average	0.53	0.59	-11.0%	0.54	0.60	-10.5%
Peru
EoP	4.31	4.48	-3.8%	4.27	4.46	-4.4%
Average	4.21	4.42	-4.7%	4.28	4.45	-3.9%
Paraguay
EoP	0.0030	0.0027	12.0%	0.0028	0.0027	4.9%
Average	0.0029	0.0027	10.1%	0.0028	0.0027	3.8%
Uruguay
EoP	0.64	0.60	7.3%	0.62	0.64	-3.2%
Average	0.62	0.64	-2.2%	0.62	0.64	-3.8%
Dominican
EoP	0.31	0.34	-9.4%	0.31	0.35	-9.6%
Average	0.31	0.34	-9.5%	0.31	0.35	-9.3%
Jamaica
EoP	0.14	0.15	-6.3%	0.14	0.14	-3.2%
Average	0.14	0.14	-4.0%	0.14	0.14	-2.7%

For further information please visit our website at:

http://www.americamovil.com

Legal Disclaimer

América Móvil, S.A.B. de C.V. (the “Company”) quarterly reports and all other written materials may from time to time contain forward-looking statements that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, with out limitation, any statement that may predict, forecast, indicate or imply future results, performance, or achievements, and may contain words like “believe”, “anticipate”, “expect”, “envisages”, “will likely result”, or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this report. In no event, neither the Company nor any of its subsidiaries, affiliates, directors, officers, agents or employees shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this document or for any consequential, special or similar damages.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 09, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact